                                                                    Exhibit 99.1
                                 (COMPANY LOGO)
                              (CHINESE CHARACTERS)

                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)


                               INTERIM REPORT 2008

CONTENTS

Chapter 1    Important Notice                                                  2

Chapter 2    Basic Information on the Company                                  2

Chapter 3    Change in Share Capital and Shareholding of Major Shareholders    6

Chapter 4    Directors, Supervisors and Senior Management                     10

Chapter 5    Report of Directors                                              11

Chapter 6    Matters of Importance                                            20

Chapter 7    Financial Report (unaudited)                                     26

Chapter 8    Document Available for Inspection                                42

CHAPTER 1: IMPORTANT NOTICE

           The Board of Directors, the Supervisory Committee, Directors, Supervisors and senior management of the Company warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this interim report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

           All Directors of the Company attended the meeting of the Board of Directors of the Company on 27 August 2008.

           This interim financial report has been discussed and approved by the Board and the Audit Committee of the Company.

           This interim financial report for 2008 of the Company has not been audited by our auditors.

           There is no appropriation of the Company's fund by its major shareholders.

           Mr. He Yuhua, Chairman of the Board of Directors of the Company, Mr. Yang Yiping, General Manager and Director of the Company, Mr. Yao Xiaocong, Chief Accountant hereby declare that the authenticity, accuracy and completeness of this financial statements contained in the interim report are warranted.

CHAPTER 2: BASIC INFORMATION ON THE COMPANY

           I.   BASIC INFORMATION

                1.   REGISTERED NAME OF THE COMPANY: (CHINESE CHARACTERS)

                     English name of the Company: Guangshen Railway Company Limited

                2.   LEGAL REPRESENTATIVE: HE YUHUA

                3.   COMPANY SECRETARY: GUO XIANGDONG

                     Tel: (86) 755-25587920 or (86) 755-25588146
                     Fax : (86-755) 25591480
                     Email: ir@gsrc.com
                     Address: No. 1052, Heping Road
                              Shenzhen, Guangdong Province
                              The People's Republic of China

                4.   REGISTERED ADDRESS OF THE COMPANY:

                     No. 1052, Heping Road
                     Shenzhen, Guangdong Province
                     The People's Republic of China
                     Postcode: 518010
                     Company website: www.gsrc.com
                     Company email: ir@gsrc.com

                5.   NEWSPAPERS FOR INFORMATION DISCLOSURE OF THE COMPANY:

                     China Securities Journal, Securities Times, Shanghai Securities News

                     Websites posting interim report:     http://www.sse.com.cn
                                                          http://www.hkex.com.hk
                                                          http://www.gsrc.com

                     Interim reports of the Company available at:
                     Guangshen Railway Company Limited
                     No. 1052, Heping Road
                     Shenzhen, Guangdong Province
                     The People's Republic of China

                6.   INFORMATION ON LISTING:

                     A Share   : Shanghai Stock Exchange
                                 Abbreviation   :   GSRC
                                 Share Code     :   601333

                     H Shares  : The Stock Exchange of Hong Kong Limited
                                 Abbreviation   :   GSRC
                                 Share Code     :   0525
                                 ADSs           :   The New York Stock
                                                     Exchange, Inc.
                                 Ticker Symbol  :   GSH

                7.   OTHER RELEVANT INFORMATION:

                     First registered date of the Company: 6 March 1996 First registered address of the Company:
                     Heping Road,
                     Shenzhen, Guangdong Province
                     Register number of business license of enterprise legal person:
                     4403011022106
                     Tax register number of the Company: 440300192411663 Company code: 19241166-3

                     PRC auditors:              PricewaterhouseCoopers Zhong
                                                 Tian CPAs Co., Ltd.
                                                38th Floor, Shun Hing Square
                                                Di Wang Commercial Centre
                                                5002 Shennan Road East
                                                Shenzhen 518008, the PRC

                     International auditors:    PricewaterhouseCoopers
                                                22nd Floor, Prince's Building
                                                Central
                                                Hong Kong

                     Legal adviser as to        Haiwen & Partners
                      PRC law:                  21st Floor, Beijing Silver Tower
                                                No. 2 Dong San Huan North Road
                                                Chao Yang District
                                                Beijing
                                                The People's Republic of China

                     Legal adviser as to Hong   Norton Rose Hong Kong
                      Kong law:                 38th Floor, Jardine House
                                                1 Connaught Place
                                                Central
                                                Hong Kong

                     Legal adviser as to        Shearman & Sterling LLP
                      United States law:        12th Floor
                                                Gloucester Tower
                                                the Landmark
                                                15 Queen's Road
                                                Central
                                                Hong Kong

                     PRC share registrar:       China Securities Depository
                                                 and Clearing Corporation
                                                 Limited Shanghai Branch
                                                No. 166, Lujiazui Road
                                                New district
                                                Pudong
                                                Shanghai
                                                The People's Republic of China

                     Hong Kong share            Hong Kong Registrars Limited
                      registrar:                Rooms 1712-16
                                                17th Floor
                                                Hopewell Centre
                                                183 Queen's Road East
                                                Wan Chai
                                                Hong Kong

                     Depositary:                JPMorgan Chase Bank, N.A.
                                                13th Floor, 4 New York Plaza
                                                New York
                                                USA

                     Principal banker:          China Construction Bank
                                                 Shenzhen Branch Jiabin Rd
                                                 Sub-branch 1st to 4th Floors
                                                Jinwei Building
                                                Jiabin Road
                                                Shenzhen
                                                The People's Republic of China

           II.  MAIN ACCOUNTING DATA AND FINANCIAL INDICATORS

                                                          AS AT                AS AT
                                                        30 JUNE          31 DECEMBER            INCREASE/
                                                           2008                 2007             DECREASE
                                                      (RMB'000)            (RMB'000)                  (%)
Total assets                                         27,175,664           26,713,264                 1.73
Net assets                                           21,233,281           21,125,761                 0.51
Net assets per share attributable
 to shareholders (RMB)                                     3.00                 2.98                 0.67

                                                      REPORTING                                 INCREASE/
                                                   PERIOD (FROM                                  DECREASE
                                                      1 JANUARY             THE SAME             COMPARED
                                                     TO 30 JUNE            PERIOD OF          TO THE SAME
                                                          2008)                 2007       PERIOD OF 2007
                                                      (RMB'000)            (RMB'000)                  (%)

Total revenues                                        5,619,902            4,729,365                18.83
Total operating expenses                             (4,712,050)          (3,921,848)               20.15
Profit from operations                                  924,397              856,629                 7.91%
Profit before tax                                       826,372              845,371                (2.25)
Profit attributable to shareholders                     674,203              745,802                (9.60)
Earnings per share (RMB)
 -- Basic and diluted                                     0.095                0.105                (9.52)

CHAPTER 3 CHANGE IN SHARE CAPITAL AND SHAREHOLDING OF MAJOR SHAREHOLDERS

          I.   CHANGE IN SHARE CAPITAL

               During the period covered by this report, there is no change in the total number of shares and capital structure of the Company.

          II.  INFORMATION ON SHAREHOLDERS

               1. AS OF THE END OF THIS REPORTING PERIOD, ACCORDING TO THE STOCK LEDGERS PROVIDED BY CHINA SECURITIES DEPOSITORY & CLEARING CORP. LTD. SHANGHAI BRANCH AND HONG KONG REGISTRARS LIMITED, THE TOTAL NUMBER OF SHAREHOLDERS, THE TOP TEN SHAREHOLDERS AND THE TOP TEN SHAREHOLDERS HOLDING SHARES WITHOUT RESTRICTIONS ON SALES OF THE COMPANY WERE AS
                    FOLLOWS:

                                                                     Unit: Share

TOTAL               Total number of 585,733 shareholders on record, including
 SHAREHOLDERS       585,355 shareholders of A Shares and 378 shareholders of H
                    Shares

               TOP TEN SHAREHOLDERS

                                                                               NUMBER OF
                                           OWNERSHIP      TOTAL NUMBER       SHARES WITH            NUMBER OF
NAME OF                 NATURE OF          PERCENTAGE        OF SHARES      RESTRICTIONS     SHARES IN PLEDGE
SHAREHOLDER             SHAREHOLDER               (%)             HELD     ON SALES HELD            OR FROZEN
Guangzhou Railway       State-owned             41.00    2,904,250,000     2,904,250,000                 none
 (Group) Company
HKSCC NOMINEES          Foreign-funded          19.77    1,400,678,498                --              unknown
 LIMITED (note)
China Life Insurance    Other                    1.15       81,810,800                --              unknown
 Company Limited
  -- Traditional
  -- ordinary
  insurance products
  -- 005L -- CT001
  Shanghai
China Shipbuilding      State-owned              0.75       53,191,000                --              unknown
 Industry
 Corporation Finance
Taiyuan Iron & Steel    State                    0.72       50,776,147                --              unknown
 (Group) Company Ltd.
ICBC-50ETF Shanghai     Other                    0.45       32,212,286                --              unknown
 Exchange
SHenergy Company        State-owned              0.40       28,122,498                --              unknown
 Limited
New China Life --       Other                    0.34       23,997,018                --              unknown
 universal exultant
 financing -- 018L --
 WN001Shanghai
Bank of                 Other                    0.30       21,029,990                --              unknown
 Communication --
 Efunds 50ETF
National Social         Other                    0.29       20,478,000                --              unknown
 Security Fund
 No. 502

               TOP TEN SHAREHOLDERS HOLDING SHARES WITHOUT RESTRICTIONS ON SALES

                                                 NUMBER OF SHARES
                                             WITHOUT RESTRICTIONS
NAME OF SHAREHOLDER                                      ON SALES      CLASS OF SHARES
HKSCC NOMINEES LIMITED (note)                       1,400,678,498      H Shares
China Life Insurance Company Limited --                81,810,800      A Shares
 Traditional -- ordinary insurance
 products -- 005L -- CT001Shanghai
China Shipbuilding Industry Corporation                53,191,000      A Shares
 Finance
Taiyuan Iron & Steel (Group) Company Ltd.              50,776,147      A Shares
ICBC-50ETF Shanghai Exchange                           32,212,286      A Shares
SHenergy Company Limited                               28,122,498      A Shares
New China Life -- universal exultant                   23,997,018      A Shares
 financing -- 018L -- WN001Shanghai
Bank of Communication -- E funds 50ETF                 21,029,990      A Shares
National Social Security Fund                          20,478,000      A Shares
China Life Insurance Company Limited --                19,374,750      A Shares
 dividend --individual dividend -- 005L
 -- FH002Shanghai
China Life Insurance (Group) Company --                19,374,750      A Shares
 Traditiona -- ordinary insurance products
China Life Insurance Company Limited --                19,374,750      A Shares
 dividend -- group dividend -- 005L --
 FH001Shanghai
Statement regarding connectedness or         Top ten shareholders holding shares without
 unanimity of the above shareholders         restrictions on sale include three insurance
                                             products managed by China Life Insurance
                                             Company Limited and one product managed by
                                             China Life Insurance (Group) Company. China Life
                                             Insurance Company Limited is a listed company
                                             controlled by China Life Insurance (Group)
                                             Company. Besides above, the Company is not aware
                                             of whether the above shareholders are connected
                                             or unanimous as defined in Administration of
                                             Disclosure of Information on the Change of
                                             Shareholdings in Listed Companies Procedures.

Note: 1,400,678,498 H Shares, which account for 97.86% of the total number of H
      Shares issued by the Company, are held by HKSCC NOMINEES LIMITED on behalf of its various customers.

               2. THE NUMBER OF SHARES WITH RESTRICTIONS ON SALES HELD BY TOP TEN SHAREHOLDERS AND RESTRICTIONS ON SALES

                                                                     Unit: share


                          NUMBER OF                              NUMBER OF
NAME OF SHAREHOLDER       SHARES WITH                            ADDITIONAL
HOLDING SHARES WITH       RESTRICTIONS      TIME FOR LISTING     TRADABLE
RESTRICTIONS ON SALES     ON SALES HELD     TRADING              SHARES             RESTRICTIONS ON SALES
Guangzhou Railway         2,904,250,000     22 December 2009     2,904,250,000      36 months after the date of A Share issue,
 (Group) Company                                                                    the holder shall not transfer or entrust others
                                                                                    to manage the shares of the Company held, nor
                                                                                    shall the Company acquire the shares.

                    As of 30 June 2008, Guangzhou Railway (Group) Company ("GRGC") complied with its promise of locking its shares for 36 months since 22 December 2006.

               3. SO FAR AS THE DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT ARE AWARE, AS AT 30 JUNE 2008, THE INTERESTS AND SHORT POSITIONS OF THE PERSONS, OTHER THAN DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT OF THE COMPANY, IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY AS RECORDED IN THE REGISTER REQUIRED TO BE KEPT UNDER SECTION 336 OF THE HONG KONG SECURITIES AND FUTURES ORDINANCE (CHAPTER 571 OF THE LAWS OF HONG KONG) WERE AS FOLLOWS:

                                                     NUMBER OF                          PERCENTAGE         PERCENTAGE
NAME OF                         CLASS              SHARES HELD                         OF CLASS OF     OF TOTAL SHARE
SHAREHOLDER                     OF SHARES             (note 1)     CAPACITY                 SHARES            CAPITAL
Guangzhou Railway               A shares     2,904,250,000 (L)     Beneficial owner         51.38%             41.00%
 (Group) Company

JPMorgan Chase & Co.            H shares       223,934,909 (L)     Beneficial owner         15.65%              3.16%
                                                                    (5,487,639 shares)
                                                                   Investment manager
                                                                    (7,070 shares)
                                                                   Custodian --
                                                                    incorporated/
                                                                    approved person
                                                                    (218,440,200
                                                                    shares)
                                                 1,612,000 (S)     Beneficial owner          0.11%              0.02%
                                               218,440,200 (P)                              15.26%              3.08%


T. Rowe Price Associates,       H shares       203,672,000 (L)     Investment manager       14.23%              2.88%
 Inc. And Its Affiliates

Northern Trust Fiduciary        H shares       117,042,000 (L)     trustee (except           8.18%              1.65%
 Services(Ireland) Limited                                          bare trustee)

                                                     NUMBER OF                          PERCENTAGE         PERCENTAGE
NAME OF                         CLASS              SHARES HELD                         OF CLASS OF     OF TOTAL SHARE
SHAREHOLDER                     OF SHARES             (note 1)     CAPACITY                 SHARES            CAPITAL
Baring Asset Management         H shares       115,244,000 (L)     Investment manager        8.05%              1.63%
 Limited

UBS AG                          H shares       104,138,614 (L)     Beneficial owner          7.28%              1.47%
                                                                    (69,794,872
                                                                    shares)
                                                                   Interest of
                                                                    controlled
                                                                    corporation
                                                                    (34,343,742
                                                                    shares)
                                                88,310,600 (S)     Beneficial owner          6.17%              1.25%
                                                                    (637,558
                                                                    shares)
                                                                   Guarantees of
                                                                    rights and
                                                                    interests
                                                                    (56,622,000
                                                                    shares)
                                                                   Interest of
                                                                    controlled
                                                                    corporation
                                                                    (31,051,042
                                                                    shares)

Sumitomo Life Insurance         H shares        85,852,000 (L)     Interest of               6.00%              1.21%
 Company (note 2)                                                   controlled
                                                                    corporation

Sumitomo Mitsui Asset           H shares         85,852,000(L)     Investment manager        6.00%              1.21%
 Management Company,
 Limited

Barclays Global Investors       H shares        72,443,495 (L)     Interest of               5.06%              1.02%
 UK Holdings Limited                                                controlled
                                                                    corporation
                                                83,168,000 (S)     Interest of               5.81%              1.17%
                                                                    controlled
                                                                    corporation

Barclays PLC (note 3)           H shares        72,443,495 (L)     Interest of               5.06%              1.02%
                                                                    controlled
                                                                    corporation
                                                83,168,000 (S)     Interest of               5.81%              1.17%
                                                                    controlled
                                                                    corporation

Note: (1)  The letter "L" denotes a long position; "S" denotes a short position;
           and "P" denotes lending pool.

      (2) It was showed in the table of stock interests on 30 June 2008 that Sumitomo Life Insurance Company owned 35% shares of Sumitomo Mitsui Asset Management Company, Limited. According to the Hong Kong Securities and Futures Ordinance, Sumitomo Life Insurance Company was deemed to hold the share interests of Sumitomo Mitsui Asset Management Company, Limited.

      (3) It was showed in the table of stock interests on 25 June 2008 that Barclays PLC owned 92.3% shares of Barclays Global Investors UK Holdings Limited indirectly. According to the Hong Kong Securities and Futures Ordinance, Barclays PLC was deemed to hold the share interests of Barclays Global Investors UK Holdings Limited.

                4.   CHANGE IN CONTROLLING SHAREHOLDER AND ACTUAL CONTROLLER

                     Guangzhou Railway (Group) Company ("GRGC") is the largest shareholder of the Company; the Ministry of Railways (the "MOR") is the actual controller. During the period of this report, there is no change in the largest shareholder and the actual controller.

                5.   PUBLIC FLOAT

                     As of the end of the reporting period, at least 25% of the total issued share capital of the Company was held by the public. The Company is therefore in compliance with the Exchange Listing Rules with respect to sufficiency of public float.

           III. PRE-EMPTIVE RIGHT

                There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

           IV.  PURCHASE, SALE OR REDEMPTION OF THE SHARES OF THE COMPANY

                During the six months ended 30 June 2008, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

CHAPTER 4: DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

           I. CHANGE IN NUMBER OF SHARES HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

                During the period of this report, there was no change in number of shares held by Directors, supervisors and senior management. None of them holds any share of the Company.

                As of 30 June 2008, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have under the provisions of the Hong Kong Securities and Futures Ordinance) of the Directors or Supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Hong Kong Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any Director or Supervisor of the Company as required to be made to the Company and the Hong Kong Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Exchange Listing Rules"). The Company has not granted to any of the Company's Directors or Supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.

                The Company has adopted a code of conduct for transactions of securities by the directors, which is not less strict than the required standard set out in the Model Code. The Company has made special inquiry to all directors. All of them have confirmed that they have complied with the Model Code during the six months ended 30 June 2008.

           II.  CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

                1. On 28 January 2008, Mr. Han Dong, the Deputy General Manager of the Company, passed away.

                2. On 15 April 2008, the Company held employee representatives' meeting, at which resolutions were passed to terminate the engagement of Mr. Wang Jianping as an employee supervisor and elect Mr. Huang Lika and Mr. Liu Xilin as employee supervisors for the remaining period of the fourth session and in the fifth session of the Supervisory Committee.

                3. On 23 April 2008, Mr. Wang Jianping was appointed as a deputy general manager of the Company at the 22nd meeting of the fourth session of the board of the Company.

                4. On 26 June 2008, the Company held the Annual General Meeting of 2007, at which directors and shareholder supervisors were elected for the new session of the Board of Directors and the Supervisory Committee. Mr. He Yuhua, Mr. Cao Jianguo, Mr. Wu Houhui, Mr. Yu Zhiming, Mr. Yang Yiping, and Mr. Liu Hai were elected as the non-independent directors of the fifth session of the Board of Directors; Mr. Dai Qilin, Mr. Wilton Chau Chi Wai and Mr. Lu Yuhui were elected as the independent directors of the fifth session of the Board of Directors; Mr. Yao Muming, Mr. Wang Jianping, Mr. Li Zhiming, and Mr. Chen Shaohong were elected as shareholder Supervisors of the Fifth Session of the Supervisory Committee of the Company. On the same date, the Company held the first meeting of the fifth session of the Board of Directors and the first meeting of the fifth session of the Supervisory Committee, separately, at which Mr. He Yuhua was elected as Chairman of the fifth session of the Board of Directors and Mr. Yao Muming was elected as Chairman of the fifth session of the Supervisory Committee.

CHAPTER 5: REPORT OF DIRECTORS

           I.   DISCUSSION AND ANALYSIS OF OVERALL OPERATION IN REPORTING PERIOD

                1.   BUSINESS OVERVIEW

                     In the first half of 2008, due to the increased operating costs arising from continuous price increases in railway-related materials, the expansion of the Company's transportation businesses and asset scale of operations, the increase in finance cost as well as the decrease in revenues in the first quarter caused by the freezing weather at the beginning of the year, the Company recorded a decline in the profit attributable to equity holders in the reporting period when compared to that of the same period last year. Under the pressure resulting from these difficulties, the Company, with the joint efforts of the management and employees, made great efforts to minimize the negative effects caused by the freezing weather at the beginning of the year through implementing measures to increase traffic and revenues, strengthening marketing efforts, consolidating and optimizing transportation resources and improving transportation efficiency while doing its best to control related costs and expenses. The Company achieved safety and stability in its operations and stable increase in transportation revenues.

                     In the first half of 2008, the operating revenues of the Company were RMB5,620 million, representing an increase of 18.83% from RMB4,729 million in the same period last year; profit attributable to equity holders was RMB674 million, a decrease of 9.60% from RMB746 million in the first half of 2007.

                2.   ANALYSIS OF OPERATING REVENUES

                     (1)  Revenues from passenger transportation

                          Passenger transportation is the most important business segment of the Company. The Company is engaged in passenger transportation business on the Shenzhen-Guangzhou-Pingshi Railway, including inter-city passenger trains between Guangzhou and Shenzhen, long-distance passenger trains and Through Train passenger service between Guangzhou and Kowloon in Hong Kong in cooperation with MTR Corporation in Hong Kong. As at 30 June 2008, the Company operated 216 pairs of passenger trains in accordance with its daily train schedule, representing an increase of 21 pairs from the number of trains in operation at the end of 2007, among which there were 100 pairs of passenger trains between Guangzhou and Shenzhen, an increase of 20 pairs; 13 pairs of Canton-Kowloon Through Trains and 103 pairs of long-distance passenger trains, an increase of one pair. In the first half of 2008, the passenger delivery volume of the Company was 40.87 million, representing an increase of 16.73% from 35.01 million in the same period last year; the turnover volume of passengers was 14,531.26 million passenger-km, an increase of 4.92% from 13,849.5 million passenger-km. Revenues from passenger transportation were RMB3,262 million, an increase of 21.98% from RMB2,674 million in the same period last year.

                          o    Guangzhou-Shenzhen Trains

                               In the first half of 2008, the passenger delivery volume of Guangzhou-Shenzhen trains was 15.57 million, representing an increased of 53.66% from
                               10.13 million in the first half of 2007; the revenue of Guangzhou-Shenzhen trains increased by 61.18% from RMB597 million in the same period last year to RMB962 million. The main reasons for the increases were: (1) the increase in the number of Guangzhou-Shenzhen trains in operation from 67 pairs at the beginning of 2007 to 100 pairs after two adjustments to the train schedules on 18 April 2007 and 18 April 2008, respectively, leading to a significant increase in the frequency and capacity of trains; while the operation of Guangzhou-Shenzhen trains was heavily affected by construction of the fourth rail line prior to 18 April 2007; (2) the Guangzhou-Shenzhen train services have proved to be a safe, comfortable, quick and punctual means of transportation after one year of operations of the CRHs, the domestically manufactured train sets, greatly meeting the demand of passengers;
                               (3) three holidays: the Qingming Festival
                               Holidays, the shortened May Day Holidays and the Dragon Boat Festival Holidays (the "Three Holidays") led to the increase in short-distance passenger traffic on the Guangzhou-Shenzhen railway; (4) with the optimization and consolidation of the transportation resources of Shenzhen-Guangzhou-Pingshi Railway, the connection between Guangzhou-Shenzhen trains and long-distance trains has been running more smoothly and efficiently.

                          o    Hong Kong Through Trains

                               In the first half of 2008, the passenger delivery volume of the Hong Kong Through Trains increased by 3.79% from 1.50 million in the same period last year to 1.56 million However, revenue from Hong Kong Through Trains decreased slightly by 7.07% from RMB207 million in the same period last year to RMB192 million mainly due to the continuing devaluation of Hong Kong Dollar, the main currency our revenue from Hong Kong Through Trains is settled in, against RMB in the reporting period.

                          o    Long-Distance Trains

                               In the first half of 2008, the passenger delivery volume of the long-distance trains of the Company increased slightly by 1.56% from 23.37 million in the same period last year to 23.74 million despite the continuous freezing weather at the beginning of the year, which led to a substantial decrease in delivery volume of long-distance passengers during the Spring Festival Holidays. The revenue from long-distance trains increased by 12.69% from RMB1,870 million in the same period last year to RMB2,107 million in the first half of 2008. The growth in passenger delivery volume and revenue was mainly attributable to:
                               (1) the commencement of operation of trains from Guangzhou to Xi'an and from Shenzhen to Shaoguan in August 2007 and March 2008, respectively; besides, the passenger trains from Guangzhou to Shanghai that commenced operation in April 2007 continued operation in the reporting period, leading to an increase in our transportation capacity; (2) the arrangement of the Three Holidays led to an increase in the number of passengers traveling in the Pan Pearl River Delta.

                             FIRST HALF OF      FIRST HALF OF        INCREASE/
                                      2008               2007     DECREASE (%)
Passenger Transportation
  Revenues (RMB'000)             3,261,562          2,673,824            21.98
  -- Guangzhou-Shenzhen
      trains                       962,123            596,929            61.18
  -- Hong Kong Through
      Trains                       192,471            207,124            (7.07)
  -- Long-distance trains        2,106,968          1,869,771            12.69
Passenger delivery volume
 (person)                       40,866,000         35,007,969            16.73
  -- Guangzhou-Shenzhen
      trains                    15,565,201         10,129,312            53.66
  -- Hong Kong Through
      Trains                     1,561,536          1,504,522             3.79
  -- Long-distance trains       23,739,263         23,374,135             1.56
Revenue per passenger
 delivered (RMB)                     79.81              76.38             4.49
  -- Guangzhou-Shenzhen
      trains                         61.81              58.93             4.89
  -- Hong Kong Through
      Trains                        123.26             137.67           (10.47)
  -- Long-distance trains            88.75              79.99            10.95
Total passenger-kilometers
 (million passenger-
 kilometers)                     14,531.26          13,849.50             4.92
Revenue per passenger-
 kilometer (RMB)                      0.22               0.19            15.79

                     (2)  Revenues form freight transportation

                          Freight transportation is another important business segment of the Company. The Company is engaged in the freight transportation business on the Shenzhen-Guangzhou-Pingshi Railway and Hong Kong freight through train business. The Company is well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. The Company has established business cooperation with ports, logistics bases and specialized building materials markets, etc in its service region. The total tonnage of freight transported by the Company in the first half of 2008 was 34.55 million tonnes, representing an increase of 8.86% from 31.74 million tonnes in the same period last year; freight turnover was 7,431.81 million ton-kilometers, an increase of 9.66% from 6,777.10 million ton-kilometers in the same period last year; revenues from freight transportation were RMB636 million, an increase of 14.15% from RMB557 million in the same period last year. The main reasons for the increase in freight transportation business were: (1) minor increase of the freight pricing levels on the Guangzhou-Shenzhen Railway since November 2007; (2) the completion of the Fourth Rail Line between Guangzhou and Shenzhen, leading to an obvious increase in inbound freight of the Guangzhou-Shenzhen Railway;
                          (3) the increase in the delivery of high-tariff goods.

                          o    Outbound Freight

                               In the first half of 2008, the Company's outbound freight declined slightly by 3.29% from 9.09 million tonnes in the same period last year to
                               8.79 million tonnes due to the freezing weather at the beginning of the year, while outbound freight revenue grew by 34.11% from RMB72 million to RMB97 million due to the increase in the price levels and the delivery of high-tariff goods.

                          o    Inbound and Pass-Through Freight

                               In the first half of 2008, the Company's inbound and pass-through freight increased by 13.73% from
                               22.65 million tonnes in the same period last year to 25.76 million tonnes. Revenue increased by 11.25% from RMB467 million to RMB520 million.

                          o    Other Revenues from Freight Transportation

                               In the first half of 2008, with the increase of freight tonnage, other revenues from freight transportation increase by 8.94% from RMB17 million to RMB19 million.

                              FIRST HALF OF     FIRST HALF OF        INCREASE/
                                       2008              2007     DECREASE (%)
Freight Transportation
 Revenues (RMB'000)                 635,593           556,793            14.15
  -- Outbound freight                97,073            72,383            34.11
  -- Inbound and pass-
      through freight               519,724           467,156            11.25
  -- Other revenues from
      freight transportation         18,796            17,254             8.94
Tonnage of freight (tonne)       34,550,832        31,739,666             8.86
  -- Outbound freight             8,793,808         9,092,846            (3.29)
  -- Inbound and pass-
      through freight            25,757,024        22,646,820            13.73
Revenue per tonne (RMB)               18.40             17.54             4.90
  -- Outbound freight                 11.04              7.96            38.69
  -- Inbound and pass-
      through freight                 20.18             20.63            (2.18)
Total tonne-kilometers
 (million tonne-kilometers)        7,431.81          6,777.10             9.66
Revenue per tonne-kilometer
 (RMB)                                 0.09              0.08            12.50

                     (3)  Railway network usage and services

                          Railway network usage and services mainly include the locomotive traction, track usage, electric catenary, vehicle coupling and other services. In the first half of 2008, the Company's revenues from railway network usage and services was RMB1,337 million, an increase of 11.07% from RMB1,203 million in the same period last year. The increase in revenues from railway network usage and services was mainly due to the increase in the Company's provision of locomotive traction service for passenger transportation in the reporting period, which led to the increase in related revenue.

                               FIRST HALF OF     FIRST HALF OF      INCREASE/
                                        2008              2007       DECREASE
                                   (RMB'000)         (RMB'000)            (%)
Railway network usage and
 services                          1,336,766         1,203,487          11.07
  -- Locomotive traction             511,823           448,017          14.24
  -- Track usage                     491,023           456,172           7.64
  -- Electric catenary               147,862           129,538          14.15
  -- Vehicle coupling                105,401            88,813          18.68
  -- Other services                   80,657            80,947          (0.36)

                     (4)  Revenues from other businesses

                          The Company is also engaged in other businesses related to railway transportation, mainly including maintenance of locomotives and vehicles, on-board and in-station catering services, project construction, loading and unloading, leasing of property and sale of used materials, etc. In the first half of 2008, revenues from other businesses of the Company were RMB386 million, an increase of 30.73% from RMB295 million in the same period last year.

                               FIRST HALF OF     FIRST HALF OF      INCREASE/
                                        2008              2007       DECREASE
                                   (RMB'000)         (RMB'000)            (%)
Revenues from other
 businesses                          385,981           295,261          30.73
  -- Maintenance of
      locomotives and
      vehicles                       111,315           102,546           8.55
  -- Catering services and
      sale of goods                   58,616            51,142          14.61
  -- Sale of materials                41,133            20,313         102.50
  -- Project construction,
      water and electricity
      supply                          22,185            21,994           0.87
  -- Loading and unloading           152,732            99,266          53.86
  -- Others                          385,981           295,261          30.73

                3.   COST ANALYSIS

              FIRST HALF OF    FIRST HALF OF     INCREASE/     REASONS FOR THE
                       2008             2007      DECREASE     INCREASE/DECREASE
                  (RMB'000)        (RMB'000)
Operating         4,712,050        3,921,848        20.15%     Primarily attributable to the increase in railway network usage and
 cost                                                          services fees, comprehensive services fees and maintenance expenses arising from the increase in railway transportation businesses, as well as the increase in the prices and consumption of railway-related materials and fuel.

Finance cost         98,485            9,700       915.31%     Increase in related interest on bank loans that was converted into expenses after the completion of the Fourth Rail Line.

Income taxes        151,982          100,144        51.76%     Increase in income tax expenses for this period due to the hike of
 expenses                                                      corporate income tax rate; decrease in deferred income tax expenses in the same period last year as a result of the change in income tax rate that time.

                4.   PROBLEMS AND DIFFICULTIES IN OPERATION

                     In the period covered by this report, our main difficulties in operation arise from the freezing weather that stroke South China at the beginning of the year. The freezing weather greatly affected railway passenger and freight transportation, leading to a substantial decrease in operating revenues and increase in operating expenses during that period. However, the Company's passenger and freight transportation businesses have begun to recover since March due to its marketing efforts. As of the end of the reporting period, the passenger and freight volumes and revenues recorded growth compared to those of the same period last year.

                5.   PROSPECTS OF THE SECOND HALF OF 2008

                     Looking into the second half of 2008, China's economy is expected to grow steadily and relatively fast. The change of industry structure in the Pearl River Delta and the further implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement (the "CEPA") will bring about more opportunities for the operation and development of the Company. However, due to the increase in the price levels of materials related to railway transportation such as fuel, electricity and steel, the Company has to face more challenges in cost control. The overall goal of the Company in the second half of 2008 is to ensure transportation safety, strive to boost transportation volumes and revenues, strengthen operation and management and strictly control costs and expenses.

                     The Company will implement budget management, strictly control various costs and expenses and take effective measures to boost transportation traffic and revenues to mitigate the effects of the freezing weather at the beginning of the year and price hikes of railway-related materials. In passenger transportation business, the Company will make the most of the capacity of the Fourth Line and the "CRH" train sets, optimize the "As-frequent-as-buses" operation model of our Guangzhou-Shenzhen trains, vigorously expand the long-distance passenger transportation business, including the Guangzhou-Zhengzhou temporary passenger trains that started operation on 1 July 2008, and attract more passengers to increase the occupation rate of passenger trains. In freight transportation, the Company will enhance its marketing efforts, improve the deployment and organization of freight trains, co-ordinate the organization of freight business with ports, factories and special lines and increase the rate of utilization of freight trains to accelerate the growth of freight business.

           II.  INVESTMENT OF THE COMPANY

                1.   USE OF RAISED FUNDS

                     In the period of this report, the Company did not raise any funds and no funds raised previously were used in this period.

                2.   USE OF NON-RAISED PROCEEDS

                     The Company invested approximately RMB2.58 billion for the purchase of 20 electric train sets, details of which were set out in the announcement published on the website of the Hong Kong Exchange at www.hkex.com.hk on 15 September 2005. As of 30 June 2008, RMB2.087 billion were paid. 18 train sets of them have been delivered and put into operation and the remaining two will be delivered in 2009.

           III. EMPLOYEES

                As at 30 June 2008, the Company had in total 33,429 employees, representing an increase of 429 compared to that at the end of 2007, mainly due to the increase in personnel for long-distance passenger trains.

                1.   THE PROFESSIONAL COMPOSITION OF THE EMPLOYEES:

CATEGORY OF PROFESSION                                                    NUMBER
Administrative personnel                                                   2,735
Technical personnel                                                        1,390
Ordinary operation personnel                                              29,304
                                                                          ------

Total                                                                     33,429
                                                                          ======

                2.   EDUCATION LEVEL OF EMPLOYEES

CATEGORY OF EDUCATION LEVEL                                               NUMBER
Postgraduate or above                                                         43
Undergraduate                                                              1,190
College for professional training                                          4,084
Others (Secondary vocational school, high school and
 vocational technical school, etc)                                        28,112
                                                                          ------

Total                                                                     33,429
                                                                          ======

                3.   SALARY AND BENEFITS

                     The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

               4.   INSURANCES AND BENEFITS PLAN OF RETIREMENT

                    Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

                                       AS A PERCENTAGE OF THE AGGREGATE
                                           SALARIES OF THE EMPLOYEES
                                                      EMPLOYEES
                                                    RESIDING IN
                                     EMPLOYEES        GUANGZHOU
                                RESIDING ALONG    AREA OR ALONG        EMPLOYEES
                                THE GUANGZHOU-   THE GUANGZHOU-      RESIDING IN
EMPLOYEES' BENEFITS               PINGSHI LINE    SHENZHEN LINE         SHENZHEN
Housing fund                                6%               7%              13%
Retirement pension                         18%              18%              18%
Supplemental retirement
 pension                                    5%               5%               5%
Basic medical insurance                     8%               8%               6%
Supplemental medical
 insurance                                  1%               1%             0.5%
Maternity medical insurance               0.4%             0.4%             0.5%
Other welfare fund                          6%               6%               8%

               5.   TRAINING

                    The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. In the first half of 2008, the Company completed 50% of its training plans for 2008. The expenses for these training programmes were approximately RMB5.60 million.

               6. ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

                    As a policy brought forward from previous years, the Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The cumulative losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was approximately RMB226.4 million as of 31 December 2008. Pursuant to the then policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of 1 January 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon approval of the Board of Directors. Such treatment complies with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

                    In the financial statements of the Company prepared in accordance with IFRS, the Company accounted the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services amounted to approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average contractual period of employees of 15 years from the time of such sales. During the period from 1 January 2008 to 30 June 2008, the amortization charged to the deferred labour costs of the consolidated income statement was RMB7.5 million and the accumulated amortization as of 30 June 2008 amounted to RMB128.3 million.

                    As of 30 June 2008, the unamortized deferred labour costs in the balance sheet of the Company and its subsidiaries, were RMB98.1 million.

CHAPTER 6: MATTERS OF IMPORTANCE

           I.   CORPORATE GOVERNANCE

                During the period covered by this report, the Company has complied with the Company Law, Securities Law and Governance Measure of Listing Company of the P.R.C. and laws and regulations regarding securities supervision promulgated by regulatory authorities overseas where the Company is listed. The Company continues to improve its framework of corporation governance and standardize its operation.

                The Company carried on with the specific activities related to corporate governance in line with the Notice Regarding Announcements of Specific Activities Related to Corporate Governance (No. 27 [2007] CSRC Announcements) issued by the China Securities Regulatory Commission (the "CSRC"). The Company reviewed its rectification of corporate governance situation as of the end of the reporting period and issued Explanation Regarding Rectification of Corporate Governance Situation. The Company also made self-inspections with respect to the embezzlement of funds by major shareholders of the Company or their related parties and found no embezzlement of non-operating funds existed for the period covered by this report. The Company submitted Self-inspection Report to CSRC Shenzhen Division. For more details, please refer to related announcements published on the website of the Shanghai Securities Exchange at www.sse.com.cn and that of the Hong Kong Exchange at www.hkexnews.hk on 22 July 2008.

                The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its directors, the Company has complied throughout the accounting period covered by this interim report with the applicable code provisions set out in the Code on Corporate Governance Practice ("Corporate Governance Code") contained in Appendix 14 of the Listing Rules.

                The Audit Committee of the Company consists of three independent non-executive directors. The principal duties of the Audit Committee include reviewing and supervising the Company's financial reporting procedures and internal control. The unaudited interim financial statements for the six months ended 30 June 2008 has been reviewed by the Audit Committee.

                The Company has completed the assessment of the internal control over financial reporting for the year 2007 in accordance with the requirements of Section 404 of the United States Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Management of the Company concluded that the Company's internal control over financial reporting was effective as of 31 December 2007. For more details of the assessment, please refer to the related announcement published on "HKExnews" www.hkexnews.hk on 26 June 2008.

           II.  PROFIT DISTRIBUTION

                1.  EXECUTION OF THE PROFIT DISTRIBUTION PLAN FOR 2007

                    The profit distribution plan was considered and approved at the annual general meeting for 2007 held on 26 June 2008. Based on the share capital 7,083,537,000 shares as at the end of 2007, a final dividend of RMB0.8 per ten shares, including tax, was paid to the shareholders, totaling RMB566,682,960, on 25 July 2008.

                2.  PROFIT DISTRIBUTION PLAN FOR THE SIX MONTHS ENDED 30 JUNE
                    2008

                    The Board of Directors has decided not to distribute any interim profit or transfer any reserve into share capital.

          III.  MATERIAL LITIGATION AND ARBITRATION

                As brought forward from previous years, the Company held an investment in an associate, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"). The carrying amount as at 31 December 2007 was approximately RMB87.1 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

                On 27 October 2000, Guangzhou Guantian together with its two related companies agreed to act as joint guarantors for certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") due to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, the 3 joint guarantors were ruled in a court judgement made in 2001 to be liable to that independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

                On 15 December 2003, the High People's Court of Guangdong Province accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the High People's Court of Guangdong Province delivered a civil judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the High People's Court of Guangdong Province to decide whether to grant a re-trial, a hearing was held on 18 March 2004. In December 2005, the High People's Court of Guangdong Province commenced procedures for re-trial. Up to the date of this report, the court has not yet delivered final judgement as the necessary procedures have not been completed. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company, who undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation. Accordingly, the Company concludes that as of 30 June 2008, no material risk of impairment provision for the long-term equity interests in Tiecheng exists.

          IV.   ASSET TRANSACTIONS

                No material asset acquisitions, mergers or disposals occurred in the reporting period or were initiated previously and lasted until such reporting period.

          V.    MATERIAL CONNECTED TRANSACTIONS

                1.  CONNECTED TRANSACTIONS RELATED TO DAILY OPERATION

                    (1) Material connected transactions related to purchase of merchandise and receipt of labor services

                                                                   CONSIDERATION
NAME OF                                                             OF CONNECTED
RELATED PARTY    CONNECTED TRANSACTIONS  PRICING STANDARDS           TRANSACTION
                                                                       (RMB'000)
GRGC and its     To provide train        Determined in                   106,710
 subsidiaries     services for the        accordance with
                  Company                 the "Comprehensive
                                          Services Agreement"
                                          entered into by the
                                          two parties

Yangcheng        To provide social       Determined in accordance        190,218
 Railway          services, including     with the "Comprehensive
 Enterprise       employees'              Services Agreement"
 Development      housing, health care,   entered into by the
 Company          education, security     two parties
 and              and other services,
 Guangshen        for the Company
 Railway
 Enterprise
 Development
 Company

GRGC             To lease the land       Determined in                    25,000
                  use right along         accordance with the
                  the Guangzhou-Pingshi   Leasing Agreement entered
                  Railway to the          into by the two parties
                  Company

GRGC and its     To provide materials    Determined in accordance        189,128
 subsidiaries     and supplies for the    with the "Comprehensive
                  Company                 Services Agreement"
                                          entered into by the two
                                          parties

GRGC and its     To provide maintenance  Determined in accordance         79,646
 subsidiaries     and repair services     with the "Comprehensive
                  for the Company         Services Agreement"
                                          entered into by the two
                                          parties

                    (2) Material connected transactions related to sale of merchandise and provision of services

                                                                   CONSIDERATION
NAME OF                                                             OF CONNECTED
RELATED PARTY    CONNECTED TRANSACTIONS  PRICING STANDARDS           TRANSACTION
                                                                       (RMB'000)
GRGC             The Company provides    Determined in accordance         98,788
                  freight train           with the "Comprehensive
                  maintenance services    Services Agreement"
                  for it                  entered into by the two
                                          parties

GRGC and its     The Company provides    Determined in accordance        102,859
 subsidiaries     train services for      with the "Comprehensive
                  them                    Services Agreement"
                                          entered into by the two
                                          parties


                    (3)  Explanation regarding connected transactions

                         The Company entered into The Leasing Agreement with GRGC on 15 November 2004. Pursuant to the agreement, the land for the Guangzhou-Pingshi Railway line was leased to the Company by GRCG for a leasing term of 20 years. It has been agreed by the two parties that the annual land rent should not exceed RMB74 million (for details, please refer to the "Offer Prospectus" published on www.sse.com.cn on 21 December 2006 and the announcements of the Company published on 16 November and 31 December 2004 on Hong Kong Economic Times). During the six months ended 30 June 2008, the Company's land rents paid and payable were RMB25 million.

                         On 5 November 2007, the Company entered into three comprehensive services agreements with GRGC, Guangzhou Railway Group Yang Cheng Railway Enterprise Development Company and Guangshen Railway Enterprise Development Company, respectively, regarding conditional continuing connected transactions, together with the annual caps in relation to the continuing connected transactions for each of the three financial years ending 31 December 2010. For details, please refer to the "Announcement of Continuing Connected Transactions" published in the Securities Times, China Securities Journal and Shanghai Securities News and on www.sse.com.cn on 6 November 2007, the circular published on www.hkex.com.hk and www.sse.com.cn on 9 November 2007 and 20 December 2007, respectively and the announcement of resolutions and voting results of the Extraordinary General Meeting of Shareholders published in the above-mentioned newspapers and websites on 28 December 2007.

                         As railway transportation is conducted on an inseparable network of rail lines, the Company must use the rail lines under the control of GRGC or its subsidiaries for the dispatching of certain of its passengers or freight. Thus the mutual provision of repair or other services is necessary between the Company and GRGC or its subsidiaries. The regular connected transactions occurring between the Company and GRGC or its subsidiaries are conducted on the basis of fairness and reasonableness and are priced with reference to the market price, industrial pricing standards or at cost plus a reasonable profit margin. These transactions are strictly subject to timely disclosure and approval of independent shareholders as required by applicable regulatory rules, thus safeguarding the Company's interests to the greatest extent.

                2. CONNECTED TRANSACTIONS IN RELATION TO ACQUISITION OR SALE OF ASSETS

                    No connected transactions in relation to acquisition or sale of assets occurred in the reporting period.

                3.  NON-REGULAR RELATED CLAIM AND DEBT

                    No non-regular related claim and debt occurred in the reporting period.

                4.  OTHER MATERIAL CONNECTED TRANSACTIONS

                    No other material connected transactions occurred in the reporting period.

          VI.   MATERIAL CONTRACTS AND IMPLEMENTATION

                1.  TRUST

                    The Company did not engage in any trust business in the reporting period.

                2.  CONTRACTED BUSINESS

                    The Company did not engage in any contracted business in the reporting period.

                3.  LEASING AFFAIRS

                    The Company leased the land for the GP Railway line from GRGC for a leasing term of 20 years. The annual land rent should not exceed RMB74 million. During the six months ended 30 June 2008, the Company's land rents paid and payable were RMB25 million.

                4.  GUARANTEE

                    The Company did not have any guarantee outstanding in this period.

                5.  MATERIAL TRUST INVESTMENT AFFAIRS

                    The Company did not entrust any entities to make any investment in this period.

                6.  OTHER MATERIAL CONTRACTS

                    The Company did not enter into any other material contracts in this period.

          VII.  FULFILLMENT OF PUBLICLY ANNOUNCED COMMITMENTS

                During the reporting period, GRGC, the largest shareholder of the Company, announced the following commitments:

                1. On 13 December 2006, the Company issued for the first time 2,747,987,000 A shares, each with a nominal value of RMB1.00, to the public at RMB3.76 per share and raised approximately RMB10.3 billion from the offering of

                    A shares. As the largest shareholder of the Company at that time, GRGC undertook prior to the A share issue that the 2,904,250,000 A shares it holds in the Company would not be transferred to or held in trust by other persons or entities, nor be repurchased by the Company, within 36 months of the date of listing of A shares.

                2. GRGC or any of its subsidiaries will not engage, directly or indirectly, in any business activities that may compete with the railway transportation and related businesses of the Company within the service territory of the Company. After the acquisition of the transportation businesses and assets of Guangzhou-Pingshi Railway, GRGC or any of its subsidiaries will not compete with the Company within the service territory of the Company either.

                3. GRGC will reduce the number of connected transactions as much as practicable in its operation relations with the Company. For necessary connected transactions, GRGC will perform these connected transactions on the basis of openness, justice and fairness without abusing its position as a large shareholder and behaving in a manner that is detrimental to the interests of the Company.

                4. In relation to the case where Guangzhou Guantian, in which Tiecheng has equity interests, acted as a guarantor of borrowings of Guangzhou Guancheng from Guangzhou Siyou Enterprise Company, and the economic losses incurred to Tiecheng as a results of the civil liability Guangzhou Guantian has to bear, GRGC undertook to resolve the issue or to take up the liabilities so that the investment interests of the Company in Tiecheng will not be affected by the case.

                In the reporting period, the above-mentioned commitments were fulfilled properly and no breach of any commitment occurred.

          VIII. ENGAGEMENT AND DISENGAGEMENT OF ACCOUNTING FIRMS

                As the New Accounting Standards of PRC that took effect on 1 January 2007 converge with the International Accounting Standards, in order to improve the auditing efficiency, the Company decided to engage PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. as the PRC auditors and re-engage PricewaterhouseCoopers as the international auditors of the Company, which were approved at the Annual General Meeting of shareholders held on 26 June 2008. The former PRC auditors of the Company were Deloitte Touche Tohmatsu CPA Ltd.

          IX. PUNISHMENT ON THE COMPANY, ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, SHAREHOLDERS, ACTUAL CONTROLLER OR ACQUIRER AND THE RECTIFICATION

                In the reporting period, none of the Company, its directors, supervisors, senior management, shareholders, actual controller or acquirer was subject to any investigation, administrative punishment or public criticism by the CSRC or public condemnation by the stock exchanges the Company is listed.

          X.    EXPLANATION OF OTHER MATERIAL EVENTS, THEIR INFLUENCE AND
                SOLUTIONS

                No other material events occurred in the reporting period.

CHAPTER 7: FINANCIAL REPORT (UNAUDITED)

           CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
           As of 30 June 2008

                                                          As of            As of
                                                        30 JUNE      31 December
                                                           2008             2007
                                        Note            RMB'000          RMB'000
                                                    (UNAUDITED)        (Audited)
ASSETS
NON-CURRENT ASSETS
Fixed assets                             5           22,844,428       19,995,286
Construction-in-progress                 5              438,711        1,422,635
Prepayment for fixed assets and
   construction-in-progress                             268,861          891,592
Leasehold land payments                                 600,362          607,971
Goodwill                                                281,255          281,255
Long-term receivables                                    44,547           48,547
Investments in associates                6              122,754          124,350
Available-for-sale investments                           46,608           46,608
Deferred tax assets                                     353,949          362,256
Deferred staff costs                                    129,222          141,391
                                                     ----------       ----------

                                                     25,130,697       23,921,891
                                                     ----------       ----------

CURRENT ASSETS
Materials and supplies, at cost                         148,369          153,674
Trade receivables, net                   7              119,131           59,749
Due from related parties                                168,524           83,925
Prepayments and other receivables, net                  187,877          141,674
Cash and cash equivalents                             1,422,936        2,352,351
                                                     ----------       ----------

                                                      2,046,837        2,791,373
                                                     ----------       ----------

TOTAL ASSETS                                         27,177,534       26,713,264
                                                     ----------       ----------

                                                          As of            As of
                                                        30 JUNE      31 December
                                                           2008             2007
                                        Note            RMB'000          RMB'000
                                                    (UNAUDITED)        (Audited)
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO
EQUITY HOLDERS OF THE COMPANY
Share capital                            8            7,083,537        7,083,537
Reserves                                             14,149,744       14,042,224
                                                     ----------       ----------

                                                     21,233,281       21,125,761
                                                     ----------       ----------

MINORITY INTEREST                                        55,896           55,709
                                                     ----------       ----------

TOTAL EQUITY                                         21,289,177       21,181,470
                                                     ----------       ----------
LIABILITIES
NON-CURRENT LIABILITIES
Borrowings                               9            3,200,000        2,850,000
Retirement benefit obligations           10             257,314          300,701
Deferred tax liabilities                                 23,245           23,335
                                                     ----------       ----------

                                                      3,480,559        3,174,036
                                                     ----------       ----------

CURRENT LIABILITIES
Trade payables                           11             458,392          291,423
Payables for construction-in-progress                   297,456          337,213
Due to related parties                                  362,964        1,022,125
Dividends payable                                       566,725               46
Taxes payable                                            89,574           89,996
Accruals and other payables                             632,687          616,955
                                                     ----------       ----------

                                                      2,407,798        2,357,758
                                                     ----------       ----------

TOTAL LIABILITIES                                     5,888,357        5,531,794
                                                     ----------       ----------

TOTAL EQUITY AND LIABILITIES                         27,177,534       26,713,264
                                                     ==========       ==========

NET CURRENT (LIABILITIES)/ASSETS                       (360,961)         433,615
                                                     ==========       ==========

TOTAL ASSETS LESS CURRENT LIABILITIES                24,769,736       24,355,506
                                                     ==========       ==========

           The accompanying notes form an integral part of this condensed consolidated interim financial information.

           CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
           For the six months ended 30 June 2008

                                                       FOR THE SIX MONTHS ENDED
                                                                30 JUNE
                                                           2008            2007
                                        Note            RMB'000         RMB'000
                                                    (UNAUDITED)     (Unaudited)
Revenues from railroad businesses
  Passenger                                           3,261,562       2,673,824
  Freight                                               635,593         556,793
  Railway network usage and services     18           1,336,766       1,203,487
                                                     -----------     -----------

                                                      5,233,921       4,434,104

Revenues from other businesses                          385,981         295,261
                                                     -----------     -----------

Total revenues                                        5,619,902       4,729,365

Operating expenses
  Railroad businesses                                (4,341,620)     (3,626,601)
  Other businesses                                     (370,430)       (295,247)
                                                     ===========     ===========

Total operating expenses                             (4,712,050)     (3,921,848)

Other income, net                                        16,545          49,112
                                                     ===========     ===========

PROFIT FROM OPERATIONS                                  924,397         856,629

Finance costs                                           (98,485)         (9,700)
Share of post-tax profits/(loss) of associates              460          (1,558)
                                                     -----------     -----------

PROFIT BEFORE INCOME TAX                                826,372         845,371

Income tax expense                       12            (151,982)       (100,144)
                                                     -----------     -----------

PROFIT FOR THE PERIOD                                   674,390         745,227
                                                     ===========     ===========

ATTRIBUTABLE TO:
Equity holders of the Company                           674,203         745,802
Minority interests                                          187            (575)
                                                     ===========     ===========

                                                        674,390         745,227
                                                     ===========     ===========
EARNINGS PER SHARE FOR PROFIT
 ATTRIBUTABLE TO THE EQUITY HOLDERS
 OF THE COMPANY DURING THE PERIOD
  -- Basic and diluted                   13            RMB0.095        RMB0.105
                                                     ===========     ===========

DIVIDENDS                                14                  --              --
                                                     ===========     ===========

           The accompanying notes form an integral part of this condensed consolidated interim financial information.

           CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY For the six months ended 30 June 2008

                                                                   RESERVES
                               SHARE           SHARE        SURPLUS        RETAINED                        MINORITY
                             CAPITAL         PREMIUM       RESERVES        EARNINGS        SUBTOTAL        INTEREST           TOTAL
                   Note      RMB'000         RMB'000        RMB'000         RMB'000         RMB'000         RMB'000         RMB'000
                         (Unaudited)     (Unaudited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)

Balance at 1
 January 2008              7,083,537      10,294,490      1,751,729       1,996,005      14,042,224          55,709      21,181,470
Profit attributable
 to shareholders                  --              --             --         674,203         674,390             187         674,390

Dividends           14            --              --             --        (566,683)       (566,683)             --        (566,683)
                         -----------     -----------    -----------     -----------     -----------     -----------     -----------
Balances at 30
 June 2008                 7,083,537      10,294,490      1,751,729       2,103,525      14,149,744          55,896      21,289,177
                         ===========     ===========    ===========     ===========     ===========     ===========     ===========

Balance at 1
 January 2007              7,083,537      10,202,469      1,614,717       1,268,285      13,085,471          50,922      20,219,930

Adjustment to
 deferred tax
 arising from
 change of
 income tax rate                  --          90,169             --              --          90,169              --          90,169
Profit
 attributable to
 shareholders                     --              --             --         745,802         745,802            (575)        745,227

Appropriation
 from retained
 earnings                         --              --             42             (42)             --              --              --
Dividends           14            --              --             --        (566,683)       (566,683)             --        (566,683)
                         -----------     -----------    -----------     -----------     -----------     -----------     -----------

Balances at 30
 June 2007                 7,083,537      10,292,638      1,614,759       1,447,362      13,354,759          50,347      20,488,643
                         ===========     ===========    ===========     ===========     ===========     ===========     ===========

           The accompanying notes form an integral part of this condensed consolidated interim financial information.

           CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
           For the six months ended 30 June 2008

                                                        FOR THE SIX MONTHS ENDED
                                                                 30 JUNE
                                                           2008            2007
                                                        RMB'000         RMB'000
                                                    (UNAUDITED)     (Unaudited)
Net cash from operating activities                    1,177,859       1,185,409

Net cash used in investing activities                (1,788,609)     (6,032,432)

Net cash (used in)/from financing activities           (318,665)      1,054,201
                                                    -----------     -----------

Net decrease in cash and cash equivalents              (929,415)     (3,792,822)
Cash and cash equivalents at beginning of period      2,352,351       5,851,831
                                                    -----------     -----------

Cash and cash equivalents at end of period            1,422,936       2,059,009
                                                    ===========     ===========

           The accompanying notes form an integral part of this condensed consolidated interim financial information.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION
For the six months ended 30 June 2008
(All amounts expressed in Rmb otherwise stated)

1.   GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6 March 1996. With effective from that date, the Company assumed the business operation of certain railroad and other related businesses (collectively the "Businesses") that were undertaken previously by its predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Guangzhou Railway Group") and certain of its subsidiaries prior to the formation of the Company.

     The Predecessor is controlled by and is under the administration of the Guangzhou Railway Group. Pursuant to a restructuring agreement entered into between the Guangzhou Railway Group, the Predecessor and the Company in 1996, the Company issued to the Guangzhou Railway Group 100% of its equity interest in the form of 2,904,250,000 ordinary shares in exchange for the assets and liabilities associated with the operations of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

     In May 1996, the Company issued 1,431,300,000 shares, representing 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditure and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     In December 2006, the Company issued 2,747,987,000 A Shares on the Shanghai Stock Exchange through an initial public offering of A shares for cash of approximately RMB10,332,431,000.

     The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

     The registered address of the Company is No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC.

     The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

     As of 30 June 2008, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated and are operating in the PRC as limited liability companies:

                                                     PERCENTAGE OF
                              DATE OF              EQUITY INTEREST
                              INCORPORATION/       ATTRIBUTABLE TO
NAME OF THE ENTITY            ESTABLISHMENT            THE COMPANY       PAID-IN CAPITAL      PRINCIPAL ACTIVITIES
DIRECTLY HELD BY THE
 COMPANY
Shenzhen Fu Yuan              1 November 1991                 100%         RMB18,500,000      Hotel management
 Enterprise Development
 Company
Shenzhen Guangshen Railway    16 August 1995                  100%          RMB2,400,000      Travel agency
 Travel Service Ltd.
Shenzhen Railway Station      18 December 1986                100%          RMB1,500,000      Catering services and sales of
 Passenger Services                                                                            merchandise
 Company
Guangzhou East Station        23 November 1992                100%          RMB1,020,000      Sales of merchandise
 Dongqun Trade and
 Commerce Service Company
Shenzhen Longgang Pinghu      11 September 1993                55%         RMB10,000,000      Cargo loading and unloading,
 Qun Yi Railway Store                                                                          warehousing, freight transportation
 Loading and Unloading
 Company
Dongguan Changsheng           22 May 1992                      51%         RMB38,000,000      Warehousing
 Enterprise Company
Guangzhou Tielian Economy     27 December 1994               50.5%          RMB1,000,000      Warehousing and freight transport
 Development Company                                                                           agency services
 Limited ("Tielian")

INDIRECTLY HELD BY THE
 COMPANY
Shenzhen Railway Property     13 November 2001                100%          RMB3,000,000      Property management
 Management Company
 Limited
Shenzhen Nantie               8 May 1995                      100%          RMB2,000,000      Supervision of construction projects
 Construction
 Supervision Company
Shenzhen Guangshen Railway    7 March 2002                    100%          RMB2,000,000      Culinary management
 Economic and Trade
 Enterprise Company

     This condensed consolidated interim financial information was approved for issue on 27 August 2008.

2.   BASIS OF PREPARATION

     This condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with IAS 34, "Interim financial reporting". The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

     The Group had net current liabilities of approximately RMB360,961,000 as at 30 June 2008. Notwithstanding the foregoing, the condensed consolidated interim financial information have been prepared on a going concern basis as the directors, having considered the current operation and business plan of the Group as well as any available banking facilities (Note 9), are of the opinion that the Group will have sufficient working capital to enable it to operate as a going concern.

3.   ACCOUNTING POLICIES

     Except as described below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

     Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

     The following new interpretations are mandatory for the first time for the financial year beginning 1 January 2008 but are not relevant for the Group.

     o    IFRIC-Int 11, "IFRS 2 -- Group and treasury share transactions"

     o    IFRIC-Int 12, "Service concession arrangements"

     o IFRIC-Int 14, "IAS 19 -- the limit on a defined benefit asset, minimum funding requirements and their interaction"

     The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2008 and have not been early adopted. The expected impact is still being assessed in details by management.

     o IFRS 8, "Operating segments", effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14, "Segment reporting", and requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes.

     o IFRS 2 (amendment) "Share-based payment", effective for annual periods beginning on or after 1 January 2009.

     o IFRS 3 (amendment), "Business combinations" and consequential amendments to IAS 27, "Consolidated and separate financial statements", IAS 28, "Investments in associates" and IAS 31, "Interests in joint ventures", effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

     o IAS 1 (amendment), "Presentation of financial statements", effective for annual periods beginning on or after 1 January 2009.

     o IAS 23 (amendment), "Borrowing costs", effective for annual periods beginning on or after 1 January 2009.

     o IAS 32 (amendment), "Financial instruments: presentation", and consequential amendments to IAS 1, "Presentation of financial statements", effective for annual periods beginning on or after 1 January 2009.

     o IFRIC -- Int 13, "Customer loyalty programmes", effective for annual periods beginning on or after 1 July 2008.

     o IFRS 1 and IAS 27 (amendment) "Cost of an investment in a subsidiary, jointly controlled entity or associate", and consequential amendments to IAS 18 "Revenue", IAS 21 "The Effects of Changes in Foreign Exchange Rates" and IAS 36 "Impairment of Assets", effective for annual periods beginning on or after 1 January 2009.

4.   SEGMENT INFORMATION

     (i)  PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS

          As of 30 June 2008, the Group conducts the majority of its business activities in railway transportation ("Railroad Businesses") and other related business operations. These segments are so determined primarily due to the fact that the senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit from operations.

          Segment assets consist primarily of fixed assets, construction-in-progress, leasehold land payments, prepayments for fixed assets and construction-in-progress, goodwill, investments in associates, long-term receivable, deferred staff costs, materials and supplies, trade receivables, amounts due from related parties, prepayments and other receivables and cash and cash equivalents, excluding deferred tax assets. Segment liabilities primarily consist of borrowings, retirement benefit obligations, trade payables, payables for fixed assets and construction-in-progress, amounts due to related parties and accruals and other payables, excluding income tax payable and deferred tax liabilities. Capital expenditure comprises addition from additions to fixed assets, construction-in-progress and prepayments for fixed assets and construction-in-progress.

     The segment results for the six months ended 30 June 2008 are as follows:

                                                              FOR THE SIX MONTHS ENDED 30 JUNE

                      RAILROAD BUSINESSES         OTHER BUSINESSES            UNALLOCATED                 ELIMINATION

                          2008         2007         2008         2007        2008         2007          2008           2007
                       RMB'000      RMB'000      RMB'000      RMB'000     RMB'000      RMB'000       RMB'000        RMB'000
                   (UNAUDITED)  (Unaudited)  (UNAUDITED)  (Unaudited) (UNAUDITED)  (Unaudited)   (UNAUDITED)    (Unaudited)
Revenues
  -- External       5,233,921    4,434,104      385,981      295,261          --           --            --             --
  -- Inter-segment         --           --           --           --          --           --            --             --
                    ---------   ----------   ----------   ----------  ----------   ----------    ----------     -----------

                    5,233,921    4,434,104      385,981      295,261          --           --            --             --
                    =========   ==========   ==========   ==========  ==========   ==========    ==========     ===========

Other income           16,647        5,428         (102)      43,684          --           --            --             --
Segment results       892,301      812,931       32,096       43,698          --           --            --             --

Finance costs              --           --           --           --     (98,485)      (9,700)           --             --
Share of
 post-tax
 profits/(loss)
 of associates             --           --          460       (1,558)         --           --            --             --
Income tax
 expense                   --           --           --           --    (151,982)    (100,144)           --             --
                    ---------   ----------   ----------   ----------  ----------   ----------    ----------     -----------

Profit for the
 period               892,301      812,931       32,556       42,140    (250,467)    (109,844)           --             --
                    =========   ==========   ==========   ==========  ==========   ==========    ==========     ===========

Depreciation          560,985      467,171        5,072        5,186          --           --            --             --
Amortization of
 leasehold
 land payments          7,100        7,500          509          510          --           --            --             --
Amortization of
 deferred
 staff costs           12,169       12,543           --           --          --           --            --             --
Provision for
 doubtful
 accounts                 336           (8)          --           --          --           --            --             --
                    =========   ==========   ==========   ==========  ==========   ==========    ==========     ===========

                      FOR THE SIX MONTHS ENDED 30 JUNE

                                 TOTAL

                             2008                 2007
                          RMB'000              RMB'000
                      (UNAUDITED)          (Unaudited)
Revenues
  -- External          5,619,902            4,729,365
  -- Inter-segment            --                   --
                      ----------           ----------

                       5,619,902            4,729,365
                      ==========           ==========

Other income              16,545               49,112
Segment results          924,397              856,629

Finance costs            (98,485)              (9,700)
Share of
 post-tax
 profits/(loss)
 of associates               460               (1,558)
Income tax
 expense                (151,982)            (100,144)
                      ----------           ----------

Profit for the
 period                  674,390              745,227
                      ==========           ==========

Depreciation             566,057              472,357
Amortization of
 leasehold
 land payments             7,609                8,010
Amortization of
 deferred
 staff costs              12,169               12,543
Provision for
 doubtful
 accounts                    336                   (8)
                      ==========           ==========


     The segment assets and liabilities at 30 June 2008 and capital expenditure for the six months ended 30 June 2008 are as follows:

                      RAILROAD BUSINESSES          OTHER BUSINESSES             UNALLOCATED                 ELIMINATION

                       30 JUNE   31 December      30 JUNE   31 December      30 JUNE   31 December       30 JUNE    31 December
                          2008          2007         2008          2007         2008          2007          2008           2007
                       RMB'000       RMB'000      RMB'000       RMB'000      RMB'000       RMB'000       RMB'000        RMB'000
                   (UNAUDITED)     (Audited)  (UNAUDITED)     (Audited)  (UNAUDITED)     (Audited)   (UNAUDITED)      (Audited)
Segment assets     26,612,832    26,113,137      210,753       237,871           --            --            --             --
Deferred tax
 assets                    --            --           --            --      353,949       362,256            --             --
                   ----------    ----------   ----------    ----------   ----------    ----------    ----------     -----------

Total assets       26,612,832    26,113,137      210,753       237,871      353,949       362,256            --             --
                   ==========    ==========   ==========    ==========   ==========    ==========    ==========     ===========

Segment
 liabilities       5,714,347      5,341,957       61,191        76,506           --            --            --             --
Tax payables              --             --           --            --       89,574        89,996            --             --
Deferred tax
 liabilities              --             --           --            --       23,245        23,335            --             --
                   ----------    ----------   ----------    ----------   ----------    ----------    ----------     -----------

Total
 liabilities       5,714,347      5,341,957       61,191        76,506      112,819       113,331            --             --
                   ==========    ==========   ==========    ==========   ==========    ==========    ==========     ===========

Capital
 expenditure       1,765,389      2,311,952       43,452        16,846           --            --            --             --
                   ==========    ==========   ==========    ==========   ==========    ==========    ==========     ===========

                               TOTAL

                        30 JUNE     31 December
                           2008            2007
                        RMB'000         RMB'000
                    (UNAUDITED)       (Audited)
Segment assets      26,823,585      26,351,008
Deferred tax
 assets                353,949         362,256
                    ----------      -----------

Total assets        27,177,534      26,713,264
                    ==========      ===========

Segment
 liabilities         5,775,538       5,418,463
Tax payables            89,574          89,996
Deferred tax
 liabilities            23,245          23,335
                    ----------      -----------

Total
 liabilities         5,888,357       5,531,794
                    ==========      ===========

Capital
 expenditure         1,808,841       2,328,798
                    ==========      ===========


(ii) SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS

     For the six months ended 30 June 2008 (2007: same), all of the Group's business operations were conducted in the People's Republic of China (the "PRC"). Accordingly, no analysis of geographical segment information is presented.

5.   FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS

                                                                FOR THE SIX MONTHS ENDED
                                                                          30 JUNE
                                                                   2008               2007
                                                                RMB'000            RMB'000
                                                            (UNAUDITED)        (Unaudited)
Opening net book value at 1 January                          21,417,921         11,043,634
Additions arising from acquisition of a business (Note 17)           --         11,043,136
Other additions                                               2,431,572             51,382
Disposal                                                           (297)            (3,564)
Depreciation                                                   (566,057)          (472,357)
                                                             ----------         ----------

Closing net book amount as of 30 June                        23,283,139         21,662,231
                                                             ==========         ==========

6.   INVESTMENT IN ASSOCIATES

     As of 30 June 2008, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB87,094,000.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou of PRC for developing certain properties near a railway station operated by the Group. In 2000, Guangzhou Guantian together with two other parties namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances (the "Payables") due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party creditor (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. Due to the fact that Guangdong Guancheng has failed to settle the Payables, as a result, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made in 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been impaired.

     In 2003, Guangzhou Guantian applied to the People's High Court of Guangdong Province for a re-trial to discharge its obligation under the aforesaid guarantee. In 2005, the People's Supreme Court granted an order for the People's High Court of Guangdong Province to launch such a re-trial and certain preparatory procedures were undertaken by the People's High Court of Guangdong Province. No final judgement had been made as at the date of approval of these financial statements. The Company concludes that no provision for impairment in its investment in Tiecheng was considered necessary in the consolidated financial statements as at 30 June 2008.

     In addition, in order to avoid any monetary losses that the Company might suffer arising from this outstanding legal proceeding, the Company has also obtained a letter of undertaking issued by the Guangzhou Railway Group dated 14 December 2004, whereby the Guangzhou Railway Group has undertaken to adopt relevant procedures and actions to ensure that the investment interests of the Company in Tiecheng would not be adversely affected by this outstanding proceeding.

7.   TRADE RECEIVABLES, NET

                                                        AS OF             As of
                                                      30 JUNE       31 December
                                                         2008              2007
                                                      RMB'000           RMB'000
                                                  (UNAUDITED)         (Audited)
Trade receivables                                     126,666            66,516
Less: Provision for doubtful accounts                  (7,535)           (6,767)
                                                      -------            ------

                                                      119,131            59,749
                                                      =======            ======

     The credit period of trade receivables is generally within one year. The aging analysis of trade receivables, net of provision for doubtful debts, was as follows:

                                                        AS OF             As of
                                                      30 JUNE       31 December
                                                         2008              2007
                                                      RMB'000           RMB'000
                                                  (UNAUDITED)         (Audited)
Within 1 year                                         106,366            55,936
Over 1 year but within 2 years                         12,576             2,162
Over 2 years but within 3 years                            83             1,068
Over 3 years                                              106               583
                                                      -------            ------

                                                      119,131            59,749
                                                      =======            ======

8.   SHARE CAPITAL

     As of 30 June 2008 and 31 December 2007, the total authorised number of ordinary shares is 7,083,537,000 shares with a par value of RMB1.00 per share:

                                                                        30 JUNE
                                                                           2008
                                                                            AND
                                                                    31 DECEMBER
                                                                           2007
                                                                        RMB'000
Authorised, issued and fully paid:
A Shares subject to sale restrictions
  -- shares held by state-owned legal person                          2,904,250
                                                                      ---------

Listed shares
  -- H Shares                                                         1,431,300
  -- A Shares                                                         2,747,987
                                                                      ---------

                                                                      4,179,287
                                                                      ---------

                                                                      7,083,537
                                                                      =========

9.   BORROWINGS

                                                         AS OF            As of
                                                       30 JUNE      31 December
                                                          2008             2007
                                                       RMB'000          RMB'000
                                                   (UNAUDITED)        (Audited)
Bank borrowings
  -- Unsecured                                       3,200,000        2,850,000
                                                     =========        =========

     The interest rate exposure of borrowings of the Group is as follows:

                                                        AS OF             As of
                                                      30 JUNE       31 December
                                                         2008              2007
                                                      RMB'000           RMB'000
                                                  (UNAUDITED)         (Audited)
At floating rates                                   3,200,000         2,850,000
                                                    =========         =========

     The effective interest rate of the bank borrowings as of 30 June 2008 was 6.82% p.a. (31 December 2007: 6.07%).

     As of 30 June 2008, the carrying amounts of the Group's borrowings approximate to their fair values.

     As of 30 June 2008, the Group had RMB5,100,000,000 unutilized banking facilities granted by various financial institutions (2007: approximately RMB5,450,000,000).

10.  RETIREMENT BENEFIT OBLIGATIONS

                                                                    AS OF            As of
                                                                  30 JUNE      31 December
                                                                     2008             2007
                                                                  RMB'000          RMB'000
                                                              (UNAUDITED)        (Audited)
Retirement benefit obligations                                    340,362          377,409
Less: current portion included in accruals and other
       payables                                                   (83,048)         (76,708)
                                                                  -------          -------

                                                                  257,314          300,701
                                                                  =======          =======

                                                                  FOR THE SIX MONTHS ENDED
                                                                          30 JUNE
                                                                     2008             2007
                                                                  RMB'000          RMB'000
                                                              (UNAUDITED)      (Unaudited)
At 1 January                                                      377,409           22,420
Liabilities arising from the acquisition of a business
   (Note 17)                                                           --          410,000
Addition                                                           31,892               --
Payment                                                           (68,939)         (53,156)
                                                                  -------          -------

At 30 June                                                        340,362          379,264
                                                                  =======          =======

     Pursuant to an early retirement scheme implemented by the Group, certain employees who meet certain specified criteria were provided with an offer to early retirement and enjoy certain early retirement benefits, such as payments of the basic salary and other fringe benefits, offered by the Group, until they reach the statutory retirement age. Under the terms of the scheme, all applications are subject to the approval of the Group. Expenses incurred on such employee early retirement benefits have been recognised in the income statement when the Group approved such application from the employees. The specific terms of these benefits vary among different employees, depending on their position held, tenure of service and employment location.

     Where these retirement obligations do not fall due within the next twelve months, the obligation payable has been discounted using a pre-tax rate that reflects management's current market assessment of the time value of money and risk specific to these obligations (the discount rate was determined with reference to market yields at the balance sheet date on high quality investments in the PRC).

11.  TRADE PAYABLES

     The aging analysis of trade payables was as follows:

                                                         AS OF            As of
                                                       30 JUNE      31 December
                                                          2008             2007
                                                       RMB'000          RMB'000
                                                   (UNAUDITED)        (Audited)
Within 1 year                                          454,071          288,763
Over 1 year but within 2 years                           3,510            1,064
Over 2 years but within 3 years                            115               83
Over 3 years                                               696            1,513
                                                       -------          -------

                                                       458,392          291,423
                                                       =======          =======

12.  INCOME TAX EXPENSE

     On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from 1 January 2008. For the enterprise of which the current income tax rate is lower than 25%, the new income tax rate will gradually increase from 15% to 25% from 1 January 2008 over 5 years. As a result above, enterprises established in the Shenzhen Special Economic Zone of the PRC ("Shenzhen") are subject to income tax at a reduced preferential rate of 18% during the period. The Company and the subsidiaries located in Shenzhen are subjected to income tax rate of 18%, while those subsidiaries located outside of Shenzhen are subjected to income tax rate of 25%.

     An analysis of the current period taxation charges is as follows:

                                                      FOR THE SIX MONTHS ENDED
                                                               30 JUNE
                                                         2008              2007
                                                      RMB'000           RMB'000
                                                  (UNAUDITED)       (Unaudited)
Current income tax                                    143,765           127,550
Deferred income tax                                     8,217           (27,406)
                                                      -------           -------

                                                      151,982           100,144
                                                      =======           =======

13.  EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net profit for the six months ended 30 June 2008 attributable to shareholders of RMB674,203,000 (2007: RMB745,802,000), divided by the weighted average number of ordinary shares outstanding during the period of 7,083,537,000 shares (2007: 7,083,537,000 shares). There were no dilutive potential ordinary shares as of period end and therefore the diluted earning per share amount is the same as the basic.

14.  APPROPRIATIONS TO RESERVES AND PROPOSED DIVIDENDS

     No appropriation from retained earnings had been made to the statutory reserves for the six months ended 30 June 2008. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

     In April 2008, the Board of Directors declared a dividend of RMB0.08 per share in respect of the year ended 31 December 2007, totalling RMB566,682,960 (2007: RMB566,682,960), and it was approved by shareholders in the Annual General Meeting on 26 June 2008.

     The Board of Directors resolved not to declare any interim dividend for the six months ended 30 June 2008 (2007: same).

15.  COMMITMENTS

     (a) OPERATING LEASE COMMITMENTS

          In connection with the acquisition of Guangzhou Railway Group Yangcheng Railway Enterprise Development Company ("Yangcheng Railway") mentioned in Note 17, the Company signed an agreement on 15 November 2004 with Guangzhou Railway (Group) Company for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years, renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. For the six months ended 30 June 2008, the related lease rental paid and payable was RMB25,000,000 (2007: RMB25,000,000).

     (b) CAPITAL COMMITMENTS

          As of 30 June 2008, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

                                                         AS OF            As of
                                                       30 JUNE      31 December
                                                          2008             2007
                                                       RMB'000          RMB'000
                                                   (UNAUDITED)        (Audited)
Authorised but not contracted for                      424,722          196,164
                                                       =======        =========

Contracted but not provided for                        919,424        2,132,634
                                                       =======        =========

     A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and purchase of new locomotives.

          16.  RELATED PARTY TRANSACTIONS

               Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

               (a) For the six months ended 30 June 2008, the Group had the following material transactions undertaken with related parties:

                                                        FOR THE SIX MONTHS ENDED
                                                                 30 JUNE
                                                           2008             2007
                                                        RMB'000          RMB'000
                                                    (UNAUDITED)      (Unaudited)
RECURRING TRANSACTIONS:
I. INCOME
   Provision of train transportation and related
    services to other railway companies
    controlled by Ministry of Railways ("MOR")        1,336,766        1,203,487
   Revenue received, processed and allocated by
    MOR
    -- passenger transportation                       3,033,011        2,504,276
    -- cargo forwarding railway usage fees              422,423          397,292
   Provision of repairing service for cargo
    truck of Guangzhou Railway Group and its
    subsidiaries and associates                          98,788           87,642
   Provision of train transportation and related
    services to Guangzhou Railway Group and its
    subsidiaries and associates                         102,859           44,210
                                                    ===========      ===========

II.CHARGES AND PAYMENTS
   Services charges allocated from MOR for train
    transportation and related services offered
    by other railway companies controlled by MOR      1,327,385          926,394
    Operating lease rentals paid/payable to MOR          85,833           70,607
   Provision of train transportation and related
    services provided by Guangzhou Railway
    Group and its subsidiaries                          106,710           65,019
   Social services (employee housing, health
    care, educational and public security
    services and other ancillary services)
    provided by subsidiaries of Guangzhou
    Railway Group                                       190,218          157,128
   Operating lease rental paid to Guangzhou
    Railway Group for the land use right                 25,000           25,000
   Provision of repairing and maintenance
    service provided by Guangzhou Railway Group
    and its subsidiaries                                 79,646           41,239
   Purchase of materials and supplies from
    Guangzhou Railway Group and its
    subsidiaries                                        189,128          191,133
                                                    ============     ===========

NON-RECURRING TRANSACTIONS:
Payment for the acquisition of net assets of
  Yangcheng Railway (Note 17)                                --        4,873,332
Provision of construction projects                       46,597           30,398
Other service provided with subsidiaries of
  Guangzhou Railway Group                                15,280           25,284
                                                    ============     ===========

               (b) Compensation paid and payable to directors and supervisors of the Group amounted to RMB1,326,000 for the six months ended 30 June 2008 (2007: RMB1,250,000).

               (c) As of 30 June 2008, the Group had the following material balances maintained with related parties:

                                                          AS OF           As of
                                                        30 JUNE     31 December
                                                           2008            2007
                                                        RMB'000         RMB'000
                                                    (UNAUDITED)       (Audited)
Due from/(to) MOR and Guangzhou Railway Group            95,352         (78,262)
                                                    -----------     -----------
 -- Trade balance                                       115,330         (96,995)
 -- Non-trade balance                                   (19,978)         18,733
                                                    -----------     -----------
Due from subsidiaries of Guangzhou Railway Group         71,242          82,100
                                                    -----------     -----------
 -- Trade balance                                        58,606          17,843
 -- Non-trade balance                                    12,636          64,257
                                                    -----------     -----------
Due from an associate                                     1,930           1,825
                                                    -----------     -----------
 -- Non-trade balance                                     1,930           1,825
                                                    -----------     -----------
Prepayment for fixed assets                               8,766           1,104
                                                    -----------     -----------
 -- Due from Guangzhou Railway Group                      7,196           1,104
 -- Due from subsidiaries of Guangzhou Railway
     Group                                                1,570              --
                                                    -----------     -----------
Due to subsidiaries of Guangzhou Railway Group         (359,470)       (940,928)
                                                    -----------     -----------
 -- Trade balance                                      (169,365)       (157,001)
 -- Non-trade balance                                  (190,105)       (783,927)
                                                    -----------     -----------
Due to an associate                                      (3,494)         (2,935)
                                                    -----------     -----------
 -- Non-trade balance                                    (3,494)         (2,935)
                                                    -----------     -----------
Payable for construction in progress                     (4,498)        (19,370)
                                                    -----------     -----------
 -- Due to subsidiaries of Guangzhou Railway
     Group                                               (3,206)        (12,520)
 -- Due to an associate                                  (1,292)         (6,850)
                                                    -----------     -----------

          17.  THE ACQUISITION OF NET ASSETS OF YANGCHENG RAILWAY

               On 15 November 2004, the Company entered into an agreement to acquire the railway transportation business of Yangcheng Railway which consists of all of its assets and liabilities related to its railway transportation business ("Yangcheng") on the rail line running between the cities of Guangzhou and Pingshi in Southern China.

               The purchase consideration of approximately RMB10,332,431,000 was determined based on an appraisal of Yangcheng performed by an independent appraisal firm as of 31 March 2006, and subject to certain adjustments in accordance with the agreement based on the finalization of the completion audit. The primary source of funding (at least 65%) for the acquisition was derived from the issuance of A shares of the Company.

               On 1 January 2007, control of the assets and operations of Yangcheng was transferred to the Company. Accordingly, for accounting purposes, 1 January 2007 is considered by the directors of the Company to be the effective date of acquisition.

               Prior to the A share issuance, Yangcheng Railway and the Group were both controlled by the MOR, as it indirectly held controlling interests in both the companies. Subsequent to the A share issuance in December 2006, the equity interest of the MOR in the Group was diluted to 41%. As a result, as on the acquisition date of 1 January 2007, Yangcheng Railway and the Group were no longer under common control. Under IFRS 3 "Business Combination", the transaction does not constitute a business combination under common control as the Group and Yangcheng Railway are not ultimately controlled by the same party (the MOR) both before and after the business combination. Accordingly, the transaction has been accounted for using the purchase method of accounting with the acquired identifiable assets, liabilities and contingent liabilities stated at their respective fair values as at the date of acquisition.

           18.   COMPARATIVE FIGURES

                 Revenue from railway network usage and services was recorded within the "Passenger" and "Freight" category of revenue in the prior year has been separately disclosed on the income statement in order to conform with the current year presentation.

CHAPTER 8: DOCUMENT AVAILABLE FOR INSPECTION

           Documents for review include:

           I.   Interim Report signed by the legal representative;

           II. Financial Statements signed by the Chairman of the Board of Directors, General Manager and Chief Accountant;

           III. All the original of files or announcements disclosed in Securities Times, China Securities Journal and Shanghai Securities News in the reporting period;

           IV. Resolutions approved by the third meeting of the fifth session of the Board of Directors of the Company;

           V. Resolutions approved by the second meeting of the fifth session of the Supervisory Committee of the Company;

           The documents are placed at Secretariat of the Company.



                                       On behalf of the Board of Directors
                                                       HE YUHUA
                                        Chairman of the Board of Directors

Shenzhen, China, 27 August 2008